SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company – CNPJ/MF n° 02.558.156/0001-18 – NIRE n° 2630001109-3

TIM PARTICIPAÇÕES S.A.
(New corporate name of TELE CELULAR SUL PARTICIPAÇÕES S.A.)
Publicly-held Company – CNPJ/MF n° 02.558.115/0001-21 – NIRE n° 4130001760-3

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. (“TND”) and TIM PARTICIPAÇÕES S.A. (new corporate name of Tele Celular Sul Participações S.A., the “Surviving Entity”), based on § 4° of art. 157 of Law Nr. 6.404/76, and on the CVM Instruction Nr. 358/02, as amended by CVM Instruction Nr. 369/02, inform to their shareholders, to the market and to other interested parties, the following Material Fact:

As decided by the shareholders of TND and of the Surviving Entity in their respective Extraordinary Shareholders´ Meetings held on August 19, 2004 and August 30, 2004: (i) it was approved the merger of TND by the Surviving Entity in accordance with the Agreement of Merger, executed by and between the parties hereto on July 19, 2004, and (ii) it was approved the change of the corporate name of the Surviving Entity, which shall be named TIM PARTICIPAÇÕES S.A., as provided for in the current Article 1st of its By-laws.

The merger of TND by the Surviving Entity was announced to the market through Material Fact announcements published on June 1st, 2004 and July 20, 2004, which describe the main terms and conditions of the approved transaction.

Jaboatão dos Guararapes and Curitiba, August 30, 2004

Walmir Urbano Kesseli
Investor Relations Director
TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Paulo Roberto Cruz Cozza
Investor Relations Director
TIM PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: August 31, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer